NEWBURY STREET II ACQUISITION CORP.

121 High Street, Floor 3

Boston, Massachusetts 02110

October 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Mary Beth Breslin

Re:	Newbury Street II Acquisition Corp.
Registration Statement on Form S-1
Filed August 9, 2024, as amended
File No. 333-281456

Dear Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Newbury Street II Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, October 31, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Thomas Bushey
Thomas Bushey
Chairman and Chief Executive Officer

cc:	Ameen Hamady

Shannon Menjivar

Pearlyne Paulemon

Pam Long

Wei Wang -- Ellenoff Grossman & Schole LLP

Christian Nagler, P.C. -- Kirkland & Ellis LLP